UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 000-51726

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGYAR BANK 401 (k) PROFIT SHARING PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, NJ 08901

REQUIRED INFORMATION

The Magyar Bank 401 (k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

		Page Number
(a)	Financial Statements of the Plan
	Report of Independent Registered Public Accounting Firm	3
	Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	4
	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	5
	Notes to Financial Statements	6
(b)	Schedule *
	Schedule of Assets (Held at End of Year) - Schedule H, Line 4i as of December 31, 2009	16

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Magyar Bank 401 (k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC
WithumSmith+Brown, PC
Somerville, New Jersey
June 23, 2010

Magyar Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

Assets	2009	2008

Investments:
Interest-bearing cash	$13,899	$8,083
Insurance co. general account, at fair value	562,599	533,583
Registered investment companies, at fair value	2,010,542	1,548,015
Employer-related security fund, at fair value	245,963	322,273
Participant loans	123,188	67,033
Total investments	2,956,191	2,478,987

Net assets available for benefits	$2,956,191	$2,478,987

See Accompanying Notes to Financial Statements

Magyar Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions:
Investment Income:
Interest on interest-bearing cash	$6
Interest on participant loans	6,723
Other interest	18,390
Dividend income	38,519
Net appreciation in fair value of investments	213,138
Total investment gain	276,776

Contributions:
Employee	350,279
Employer	71,099
Total contributions	421,378

Total additions	698,154

Deductions:
Distributions to participants	217,928
Administrative expenses	3,022
Total deductions	220,950

Net increase for the year	477,204

Net assets available for benefits, beginning of year	2,478,987

Net assets available for benefits, end of year	$2,956,191

See Accompanying Notes to Financial Statements

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan:

The following brief description of the Magyar Bank 401(k) Profit Sharing Plan (the “Plan”) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information.

General:
The Plan was established effective March 1, 1994. The Plan is a participant-directed defined contribution plan covering substantially all employees, as defined, with Magyar Bank and its subsidiaries (the “Bank”), which elect to participate in the Plan. The Bank is a wholly-owned subsidiary of Magyar Bancorp, Incorporated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:
The Plan covers all eligible employees of the Bank who have attained 18 years of age upon their first day of employment.

Contributions:
As of April 2, 2007, participants may contribute up to 80% of the first $225,000 of their gross earnings, as defined. Contributions of gross earnings may be either before-tax or after-tax dollars. Such contributions are limited to the maximum amount permitted for Federal income tax purposes.  Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's maximum. The maximum additional Catch Up contribution during the 2009 and 2008 Plan years was $5,500 and $5,000 respectively. Effective January 1, 2007, Plan provisions allowed for the automatic enrollment of all eligible participants upon entry into the Plan of 3% of the participants’ eligible compensation, which will be invested into a qualified default investment option determined by the Plan sponsor. Additionally, participants who are currently making an elective contribution to the Plan will automatically have that contribution percentage increased 1% every January 1st to a maximum of 6%.

The Bank made discretionary matching contributions of 100% of the first 3% of employees' elective contributions and 50% of the next 2% of employees' elective contributions up to a maximum of 4% of gross earnings until April 10, 2009, when the maximum employer contribution was reduced to 2%. On July 17, 2009, the employer contribution was reduced to 0%.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Participant loans:
Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The interest rate used in calculating repayments is the prime rate plus one percentage point at the time of the loan and rates range from 4.25% to 9.25% as of December 31, 2009. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities up to five years or up to thirty years for the purchase of a principal residence. Loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participants' loans receivable fund. The loans are secured by the balance in the participant's account.

Investments:
Employees may elect to have their contributions and the applicable matching Bank contributions invested in one of the various funds offered by the Plan.

Participant accounts:
Each participant’s account is credited with the participant’s pre-tax and after-tax contributions, the Bank’s matching contributions and an allocation of Plan earnings. Plan earnings are allocated to participants based on each participant’s share balance as a percentage of the Plan’s total share balances. The benefit to which a participant is entitled is the benefit provided from the participant’s vested account.

Vesting:
The employees are always 100% vested with respect to their own contributions. The Bank contributions, together with the earnings or losses on these contributions, will be available to the employees at time of withdrawal only to the extent they are vested. All Bank contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Effective January 1, 2007, Bank matching contributions for each year will vest at the rate of 20% per year of service for the first five years of service and employer non-matching contributions will vest 100% immediately. After an employee has attained five years of service, all current and future contributions are immediately vested.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Payments of benefits:
Once reaching the age of 59-1/2, a participant can withdraw all pre-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Bank contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. In addition, participants may withdraw pre-tax contributions in the event of a financial hardship in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible and in most cases the withdrawal will be subject to Federal income taxes.

Administrative expenses:
Expenses incurred in the administration of the Plan and the trust are generally charged to and paid by the Plan sponsor and are not included in the accompanying financial statements. Fees pertaining to specific participant transactions are paid by the Plan to the trustee through participant deductions and are reflected as administrative expenses.

Plan administration:
The Plan is administered by the 401 (k) Investment Committee appointed by the Bank's Board of Directors.

Forfeitures:
Forfeitures of non-vested participants' accounts are retained in the Plan and may be used to reduce future employer contributions or to offset administrative fees. During 2009, forfeited non-vested accounts amounted to $15,029. The employer used $9,213 of previously forfeited amounts to fund employer contributions during 2009.

Plan termination:
The Bank anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Bank contributions or terminate the Plan at any time. If terminated, the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA.

Basis of accounting:
The accompanying financial statements are prepared on the accrual basis of accounting. Under this method of accounting, contributions and investment income are recorded when earned and expenses are recorded when incurred.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies:

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and fair value measurements:
The Plan’s investments are recorded in accordance with ASC 820 (formerly Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“SFAS157”)), which established a framework for measuring fair value. ASC 820 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:  Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

Level 3:  Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the most observable level of any input that is significant to the fair value measurement. Valuation techniques were used to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Employer-related security fund: The Plan holds an investment fund, which consists primarily of employer-related securities. State Street Bank is the fund’s custodian and is paid related custodial fees. As of December 31, 2009, Magyar Bancorp, Inc. common stock represented approximately 94% of the fund’s assets, and the remaining 6% consisted of cash. While Magyar Bancorp, Inc. common stock is publically traded, the units of this Magyar Bank Employer Stock Fund are only available to the participants of this Plan. This fund is valued at the net asset value (“NAV”) of the units held by the Plan at year end as calculated by the custodian of the fund. The fair value of this fund is considered to be a level 2 measurement, since the fair value is based on a comparison of the Plan sponsor’s publically traded stock value.

Mutual funds: Valued at the NAV of shares held by the Plan at year end as reported on the active market on which the fund is traded and are therefore valued using level 1 measurement.

Guaranteed investment contract (presented as insurance co. general account on the Statements of Net Assets Available for Benefits): Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The contract values are determined daily based on fair value for all separate accounts under group annuity contracts and all mutual funds under net asset value custodian agreements. The fair value of the contract is considered to be a level 2 measurement since its value is based on similar contracts with similar interest rates.

Participant loans are valued at cost, which approximates fair value. Management has concluded that the fair value disclosures required by ASC 820 are not significant to these financial statements. Accordingly, such disclosures have been omitted.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment income recognition:
With respect to pooled funds, the Plan shares in the gains or losses according to the percent of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Distributions:
Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Note 3 - Investments:

The following table presents all investments that represented 5% or more of the Plan's net assets at respective year ends:

	December 31,
	2009	2008
Employer-related security fund
Magyar Bank Employer Stock Fund	$245,963	$322,273

Transamerica Life Insurance Co.
Insurance Company/General Account	562,599	533,583
Fidelity Mid Cap Fund	155,252	**
Fidelity Small Cap Fund	184,701	142,319
Transamerica Premier Diversified Equity Fund	185,260	161,092
American Funds Fundamental Fund	191,324	**

Diversified Investment Advisors
Transamerica Core Bond Fund	242,730	261,048
Transamerica Large Value Fund	*	153,542

* Did not represent 5% or more of the Plan’s 2009 net assets
** Did not represent 5% or more of the Plan’s 2008 net assets

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 – Investments (continued):

During 2009, the Plan recognized interest income of $25,119, which includes interest on participant loans of $6,723, other interest of $18,390 on the Insurance Company general account and $6 from interest-bearing cash. During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) resulted in a net appreciation in value as follows:

Net appreciation in fair value of registered investment companies	$336,859
Net depreciation in fair value of employer-related security fund	(123,721)

Total	$213,138

Note 4 - Investment contract with Insurance Company:

The Plan holds a benefit-responsive investment contract with Transamerica Life Insurance Company (“Transamerica”), listed in the Statement of Net Assets Available for Benefits as Insurance co. general account. Transamerica maintains the contributions in a general account. As described in ASC 962-325 (formerly SOP 94-4-1), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The contract values are determined daily based on fair value for all separate accounts under group annuity contracts and all mutual funds under net asset value (NAV) custodian agreements. The group annuity contracts held by the Plan meet the five conditions to be considered fully benefit-responsive. The investment custodian has determined that the fair value of the insurance company general account approximates its contract value, therefore, no adjustment to contract value is required on the Statement of Net Assets Available for Benefits.

All of Transamerica’s separate account funds are valued daily using publicly available quoted market prices, and participants bear the investment risks. The separate account funds must be reported at the fair market value in the defined contribution plan’s financial statements. Accordingly, the disclosure requirements are not applicable to the separate account funds.

The average yield on the insurance company general account was 3.16% and 3.53% in years 2009 and 2008, respectively. The contract’s interest rate is reset monthly. In case of a pending plan termination or contract discontinuance, the surrender value would be different than the contract value. The Plan’s administrator does not believe that the occurrence of any such event is probable. The contract has no stated maturity date, and the amount payable to Plan participants on demand is contract value.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 – Investment Valuation:

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009.

	Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Cash	$13,899	$—	$—	$13,899

Registered Investment Companies
Index	856,484	—	—	856,484
Horizon	242,031	—	—	242,031
Bond	280,509	—	—	280,509
Small Equity	209,591	—	—	209,591
Company Stock	—	245,963	—	245,963
Medium Equity	169,014	—	—	169,014
Balanced/Asset Allocation	252,913	—	—	252,913

Guaranteed investment contract	—	562,599	—	562,599

Total investments at fair value	$2,024,441	$808,562	$—	$2,833,003

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Mutual funds	$1,548,015	$—	$—	$1,548,015

Employer-related security fund	—	322,273	—	322,273

Guaranteed investment contract	—	533,583	—	533,583

Total investments at fair value	$1,548,015	$855,856	$—	$2,403,871

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6 - Related party transactions:

Included with the Plan's investment alternatives are shares of stock of Magyar Bancorp, Inc., and transactions of these shares qualify as party-in-interest transactions. As of December 31, 2009 and 2008, the Plan held fair values of Magyar Bancorp, Inc. employer stock of $245,963 and $322,273, respectively.

Certain Plan investments are shares of mutual funds and a guaranteed investment contract managed by Transamerica Life Insurance Co. and Diversified Investment Advisors. Transamerica Life Insurance Co. is one of the custodians of the Plan's assets, and Diversified Investment Advisors is the Plan’s record keeper. Therefore, these transactions qualify as party-in-interest transactions.

Note 7 - Tax status of the Plan:

The Plan has received a favorable determination letter from the Internal Revenue Service dated September 8, 2003, which stated the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and are tax exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Note 8 - Concentration of risks and uncertainties:

The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

Note 9 - Plan termination:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in their accounts.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 10 – New accounting pronouncements:

In June 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles which established the FASB Accounting Standards Codification as the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by non governmental entities. This guidance is documented in ASC 105, “Generally Accepted Accounting Principles”, and is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this guidance did not have a material impact on the Plan’s financial statements and related disclosures.

In September 2006, the FASB issued guidance on the fair value of financial instruments which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This guidance is documented in ASC 820, “Fair Value Measurements and Disclosures”, (“ASC 820”). In April 2009, the FASB issued additional guidance in ASC 820 on estimating fair value when the volume and level of activity for the asset or liability has significantly decreased. This guidance is effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

Note 11 – Subsequent Events:
The Bank has evaluated subsequent events occurring after the balance sheet date through the date of the financial statements’ issuance.  Based upon this evaluation, the Bank has determined that no subsequent events have occurred which require disclosure in the financial statements.

Magyar Bank 401(k) Profit Sharing Plan
EIN No.: 22-1085787, Plan No. 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Plan Year Ending: 12/31/2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(e) CURRENT VALUE

*	Transamerica Life Insurance Co.	American Funds Fundamental Fund	$191,324
*	Transamerica Life Insurance Co.	American Funds New Perspective Fund	77,819
*	Transamerica Life Insurance Co.	Fidelity Mid Cap Fund	155,252
*	Transamerica Life Insurance Co.	Fidelity Small Cap Fund	184,701
*	Transamerica Life Insurance Co.	Franklin Small Mid Cap Fund	13,762
*	Transamerica Life Insurance Co.	Franklin Small Cap Value Fund	24,890
*	Transamerica Life Insurance Co.	Loomis Sayles Bond Fund	37,779
*	Transamerica Life Insurance Co.	Mutual Qualified Fund	66,585
*	Transamerica Life Insurance Co.	Oppenheimer International Growth Fund	135,670
*	Transamerica Life Insurance Co.	PIMCO Total Return Fund	89,337
*	Transamerica Life Insurance Co.	Transamerica Balanced Fund	83,609
*	Transamerica Life Insurance Co.	Transamerica Premier Diversified Equity Fund	185,260
*	Transamerica Partners Funds Group	Core Bond Fund	242,730
*	Transamerica Partners Funds Group	Intermediate Horizon Asset Allocation Fund	40,702
*	Transamerica Partners Funds Group	Long Horizon Asset Allocation Fund	64,343
*	Transamerica Partners Funds Group	Short Horizon Asset Allocation Fund	136,986
*	Transamerica Partners Funds Group	Stock Index Fund	110,489
*	Transamerica Life Insurance Co.	Vanguard Target Retirement 2005 Fund	27,705
*	Transamerica Life Insurance Co.	Vanguard Target Retirement 2015 Fund	21,365
*	Transamerica Life Insurance Co.	Vanguard Target Retirement 2025 Fund	91,795
*	Transamerica Life Insurance Co.	Vanguard Target Retirement 2035 Fund	10,209
*	Transamerica Life Insurance Co.	Vanguard Target Retirement 2045 Fund	18,230
		Mutual Fund Total	2,010,542

*	State Street Bank & Trust Co.	Cash Reserve Account	13,899

*	Transamerica Life Insurance Co.	Insurance Company/General Account	562,599

*	Magyar Bancorp, Inc. Stock	Magyar Bank Employer Stock Fund	245,963

	Participants	Notes Receivable with interest rates of 4.25% to 9.25%	123,188

		Total Plan Assets	$2,956,191

* indicates party-in-interest

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Magyar Bank 401 (k) Profit Sharing Plan
Date: June 23, 2010	/s/ John S. Fitzgerald
John S. Fitzgerald
President and Chief Executive Officer,
Magyar Bancorp, Inc.